Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

December 10, 2015

Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Steben Alternative Investment Funds (the “Registrant”)
(File Nos.: 811-22880, 333-190813)

Dear Mr. Parachkevov:

We received your comments via telephone on November 25, 2015, regarding the Preliminary Proxy Statement on Form N-14 (“Proxy Statement”) for the Steben Managed Futures Strategy Fund (the “Fund”), the sole series of the Registrant. The Proxy Statement was filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on November 17, 2015. Your comments on the Proxy Statement and Registrant’s responses are set forth below. Terms not defined herein are defined in the Proxy Statement.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

Comment 1: With respect to the FAQs under Important Information in the Proxy Statement, please clarify further what actions the Board would take if shareholders do not approve the amended Investment Advisory Agreement.

Response: Since this question is not applicable, the Registrant has removed it from the Proxy Statement.

Securities and Exchange Commission

December 10, 2015

Comment 2: Given that an affiliate owns a majority of the shares of the Fund, please discuss how Steben addressed this potential conflict through its proxy voting policies and procedures.

Response: Steben consulted with outside counsel regarding the application of the proxy voting policies and procedures and determined that a vote for the proposal would be in the best interests of the affiliate.

Comment 3: In “Background” section of the Proxy Statement, please clarify whether the 6.70% referred to is of total assets or net assets of the Fund.

Response: Registrant has clarified that it is of the total assets of the Fund.

Comment 4: In “Background” section of the Proxy Statement, please reduce the 1.00% and 21.25% referred to in basis points of Fund expenses.

Response: Registrant has already done so through the reference to 6.70% of Fund total assets.

Comment 5: In the “Fees and Expenses of the Fund” section of the Proxy Statement, please include a line item in the table to address estimated interest expense that the Fund would incur once the transition to managed accounts happens.

Response: Registrant did not include such a line item in the table because it is estimated that the Fund would not incur any interest expenses going forward.

Comment 6: Please address supplementally whether there are any costs in terminating the swap if the amended Investment Advisory Agreement is approved.

Response: Registrant represents that there are no additional costs relating to terminating the swap.

Comment 7: In “Factors Considered by the Trustees and their Recommendation” section of the Proxy Statement, please note specifically whether the Board considered a decrease in the operating services agreement in its approval of the amended Investment Advisory Agreement.

Response: Registrant has made the requested clarification.

Comment 8: In “Factors Considered by the Trustees and their Recommendation” section of the Proxy Statement, please note specifically what other funds the Board looked at in considering whether to approve the amended Investment Advisory Agreement.

Securities and Exchange Commission

December 10, 2015

Response: Registrant has made the requested clarification.

Comment 9: Please confirm in your response that the Proxy Statement addresses Item 22(c)(5) and (6).

Response: Registrant confirms such information is included.

Comment 10: Please confirm in your response that the Proxy Statement addresses Item 22(c)(10).

Response: Registrant confirms that it has addressed this item.

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If you should have any questions regarding the enclosed information, please contact me directly at (240) 631-7602.

Sincerely,

/s/ Francine Rosenberger

Francine Rosenberger

cc:	George Zornada

K&L Gates LLP